Exhibit 4.8

Agreement

This agreement (hereinafter referred to as the “Agreement”) is entered into in Shenzhen, the People’s Republic of China (the “PRC”) as of April 12, 2007 by and among the following parties:

(1) Honghui Li, a PRC citizen, with his identity card number of 120104196709156332 and his domicile address at 8H Binhaige Jinxiu Garden, Shahe, Nanshan District, Shenzhen City, Guangdong Province, PRC;

(2) Shenzhen Comtech International Company Limited, a company with limited liability established and validly existing under the PRC Law with its registered address at 3rd Floor, F Building, Changyuan New Materials Port, Gaoxin Zhong Yi Road, Nanshan District, Shenzhen City (hereinafter referred to as “Shenzhen Comtech”);

(Honghui Li and Shenzhen Comtech hereinafter individually and collectively referred to as “Registered Shareholders”)

(3) Comtech (China) Holding Ltd., a company registered and incorporated in British Virgin Islands, with its registered address at East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (hereinafter referred to as “Comtech China”); and

(4) Shanghai E&T Systems Company Limited, a company with limited liability established and validly existing under the PRC Law with its registered address at 226-E, No.485, Puchang Road, Qingpu Town, Qingpu District, Shanghai City, PRC (hereinafter referred to as “Shanghai E&T”).

(Any single party is a “Party” and all parties collectively the “Parties”.)

Whereas,

(1) The Registered Shareholders are the shareholders of Shanghai E&T, and lawfully own 100% equity interests in Shanghai E&T (hereinafter referred to as the “Target Equity”), of which, the respective capital contributions to and shareholding in Shanghai E&T registered capital as of the date hereof are set forth in Appendix I attached hereto.

(2) Honghui Li and Shenzhen Comtech entered into the deeds regarding the Target Equity (hereinafter referred to as the “Deeds”) with Comtech China on 12 December 2006. According to the Deeds, the Registered Shareholders undertake and warrant that they shall hold the Target Equity and exercise the relevant shareholders’ rights for the benefit of Comtech China, and will transfer the revenues regarding the Target Equity to Comtech China.

Therefore, upon mutual agreement through negotiations, the Parties hereby agree as follows:

Article 1 Transfer of the Revenue of the Target Equity

1.1 The Registered Shareholders hereby irrevocably undertake that he/she shall hold the Target Equity and exercise the relevant shareholder’s rights for the benefit of Comtech China, without the prior consent of Comtech China, the Registered Shareholders shall not:

(1) Transfer, assign, mortgage, pledge, lease or otherwise dispose of the Target Equity or any related rights or interests; and

(2) Execute any agreement or other documents that may create any third party right, or restrict the exercise of the shareholders’ rights related to the Target Equity by Comtech China or the Registered Shareholders, or otherwise make the same or similar undertakings.

1.2 The Registered Shareholders’ exercise of the shareholder voting proxy shall be subject to the provision of Article 2 hereunder.

1.3 The Target Equity, all the dividends, rights issue, proceeds and increase subject to or related to the Target Equity, the other properties derived from the management, disposal and other circumstances of the Target Equity by the Registered Shareholders, and the rights and interests enforceable and enjoyable when the Registered Shareholders increase the registered capital of or announce a rights issue of Shanghai E&T (hereinafter referred to as “Equity Revenues”) shall be actually possessed by Comtech China.

1.4 When required by Comtech China, the Registered Shareholders shall, in the manner and to the satisfaction of the then PRC Law, transfer and deliver the Equity Revenues to Comtech China and/or another entity or individual designated by Cometch China, and the fees incurred thereto shall be borne by Comtech China.

Article 2 Voting Rights Entrustment

2.1 The Registered Shareholders hereby irrevocably undertake that they shall execute a Power of Attorney, entrusting Comtech China to fully exercise the following rights entitled to them respectively as shareholders of Shanghai E&T in accordance with the then effective articles of association of Shanghai E&T (collectively the “Entrusted Rights”):

(1) Attending shareholders’ meetings of Shenzhen E&T as proxy of the Registered Shareholders;

(2) Exercising voting rights on behalf of the Registered Shareholders on all issues required to be discussed and resolved at a shareholders’ meeting;

(3) Proposing to convene extraordinary shareholders’ meetings; and

(4) Other voting rights of the Registered Shareholders under the articles of association of Shanghai E&T (including such other voting rights of the Registered Shareholders as provided after amendment to such articles of association).

Where necessary, Comtech China may entrust its particular personnel with the exercise of any or all Entrusted Rights to the extent as agreed above. The Registered Shareholders acknowledge such entrustment by Comtech China and/or its designees and agree to assume relevant legal consequences of such entrustment.

2.2 For the purpose of exercising the Entrusted Rights under this Agreement, Comtech China is entitled to know the information with regard to Shanghai E&T’s operation, business, clients, finance, staff, etc., and shall have access to relevant materials of Shanghai E&T. Shanghai E&T shall adequately cooperate with Comtech China in this regard.

2.3 The Registered Shareholders will provide adequate assistance to the exercise of the Entrusted Rights, including execution of the resolutions of the shareholders’ meeting of Shanghai E&T or other pertinent legal documents made by Shanghai E&T when necessary (e.g. when it is necessary for examination and approval of or registration or filing with governmental authorities).

2.4 If at any time during the term of this Agreement, the entrustment or exercise of the Entrusted Rights under this Agreement is unenforceable for any reason except for default of any of the Registered Shareholders or Shanghai E&T, the Parties shall immediately seek a most similar substitute for the provision unenforceable and, if necessary, enter into a supplementary agreement to amend or adjust the provisions herein, in order to ensure the realization of the purpose of this Agreement.

2.5 The Registered Shareholders and Shanghai E&T agree to compensate Comtech China for and hold it harmless against all losses incurred or likely to be incurred by it due to its misconduct or gross negligence during its exercise of the Entrusted Rights, including without limitation any loss resulting from any litigation, demand, arbitration or claim initiated or raised by any third party against them or from administrative investigation or penalty of governmental authorities. However, losses suffered as a result of the intentional misconduct or gross negligence of Comtech China shall not be indemnified.

Article 3 Arrangement for the Transfer Option

3.1 The Registered Shareholders hereby severally and jointly agree to grant irrevocably and without any additional conditions a transfer option (hereinafter referred to as the “Transfer Option”), under which Comtech China shall have the right to demand the Registered Shareholders transfer the Target Equity to Comtech China or its designated entity or individual by such method as designated by Comtech China and as permitted by PRC Law. Comtech China also agrees to accept such Transfer Option.

3.2 Each Registered Shareholder hereby undertakes and guarantees that once Comtech China issues the notice for exercising the Transfer Option, he/she shall immediately procure to hold a shareholders’ meeting and adopt a resolution through the shareholders’ meeting, and take all other necessary actions to agree to immediately enter into the equity transfer agreements for the transfer of all the Transfer Option to Comtech China and/or another entity or individual designated by it; meanwhile, he/she shall provide Comtech China with necessary support (including providing and executing all relevant legal documents, processing all procedures for government approvals and registrations and bearing all relevant obligations) in accordance with the requirements of Comtech China and of the laws and regulations, in order that Comtech China and/or other entity or individual designated by it may take all of the Target Equity free from any legal defect.

Article 4 Equity Pledge

4.1 The Registered Shareholders hereby agree to pledge the Target Equity (hereinafter referred to as the “Pledged Property”) to Comtech China, and grant herewith to Cometch China the right of first priority in the pledging, as the guarantee for their performance of obligations under the Deeds and Articles 1 to 3 herein and the repayment of the Guaranteed Liabilities (see definition as below) under this Article 4. In the circumstances that the Registered Shareholders fail to perform such obligations and/or the repayments of the Guaranteed Liabilities, Comtech China shall be entitled to repayment in priority with proceeds from auctions or sale-offs of the Pledged Property.

4.2 The guaranteed scope of the Pledged Property shall include all direct, indirect and derivative losses and losses of foreseeable profits suffered by Comtech China due to any default by the Registered Shareholders of the obligations under the Deeds and Articles 1 to 3 herein, and all fees incurred by Comtech China for its enforcement of the contractual obligations of the Registered Shareholders and/or Shanghai E&T (hereinafter referred to as the “Guaranteed Liabilities”).

4.3 The Registered Shareholders hereby undertake that they will be responsible for recording the arrangement of the equity pledge hereunder (hereinafter referred to as the “Equity Pledge”) on the shareholder register of Shanghai E&T, and shall apply for the registration with the competent administration for industry and commerce provided that such registration is required by laws and regulations and is exercisable.

4.4 During the effective term of this Agreement, except for such material negligence that is intended by Comtech China, Comtech China shall not be liable in any way for, nor shall the Registered Shareholders have any right to claim in any way or propose any demands on Comtech China in respect of, the reduction in value of the Pledged Property.

4.5 Subject to compliance with the provision of Article 4.4 herein, in the case of any possibility of obvious reduction in value of the Pledged Property, which is sufficient to adversely affect Comtech China’s rights, Comtech China may require the Registered Shareholders to provide relevant guarantee as supplements, otherwise, Comtech China may at any time auction or sell off the Pledged Property, and discuss with the Registered Shareholders to use the proceeds from such auction or sale-off as pre-repayments of the Guaranteed Liabilities, or may submit such proceeds to the local notary institution where Comtech China is domiciled (any fees incurred in relation thereto shall be borne by the Registered Shareholders.)

4.6 Only upon prior consent by Comtech China shall the Registered Shareholders be bale to:

(1) Increase the registered capital of Shanghai E&T, and the increased amount in Shanghai E&T shall also be part of the Pledged Property;

(2) Receive dividends from the Pledged Property, and such dividends received shall be deposited into Comtech China’s bank account designated by Comtech China and under the supervision of Comtech China and used to repay in priority the Guaranteed Liabilities.

Article 5 Miscellaneous

5.1 This Agreement takes effect from the date of due execution of all the Parties hereto, and shall maintain its effect indefinitely as long as any of the Registered Shareholders remains as a shareholder of Shanghai E&T, unless terminated by written agreement of all the Parties.

5.2 The conclusion, validity, interpretation, performance and disputes of this Agreement shall be governed by PRC Law.

5.3 Any disputes arising from and in connection with this Agreement shall be settled through consultation among the Parties, and if the Parties fail to reach an agreement regarding such a dispute within thirty (30) days of its occurrence, such dispute shall be submitted to China International Economic and Trade Arbitration Commission South China Branch for arbitration in Shenzhen City, PRC, in accordance with the arbitration rules of such commission, and the arbitration award shall be final and binding on all Parties.

5.4 Any rights, powers and remedies empowered to any Party by any provision herein shall not preclude any other rights, powers and remedies enjoyed by such Party in accordance with laws and other provisions under this Agreement, and a Party’s exercise of any of its rights, powers and remedies shall not preclude its exercise of other rights, powers and remedies of it.

5.5 This Agreement shall be prepared in eight (8) original copies, with each Party holding two (2) copies hereof and each copy has the same legal effect.

In witness hereof, the Parties have caused this Agreement to be executed as of the date and the place first above mentioned.

Honghui Li

Sign:	/s/ Honghui Li

Shenzhen Comtech International Company Limited (chop)

Sign:	/s/ Honghui Li
Legal Representative: Honghui Li

Comtech (China) Holding Ltd. (Chop)

Sign:	/s/ Jeffrey Kang
Authorized Representative: Jeffery Kang

Shanghai E&T System Company Limited (chop)

Sign:	/s/ Honghui Li
Legal Representative: Honghui Li

Appendix I

Basic Information about Shanghai E&T

Company Name:	Shanghai E&T System Company Limited

Registered Address:	226-E, No. 485, Puchang Road, Qingpu Town, Qingpu District, Shanghai City, PRC

Registered Capital:	RMB2,000,000

Equity Structure:

Shareholder’s Name	Registered Capital (RMB)	Percentage of Contribution
Shenzhen Comtech	1,900,000	95%
Huimo Chen	100,000	5%
Total	2,000,000	100%